           March 18, 2010

BY EDGAR CORRESPONDENCE AND HAND DELIVERY

Mr. Michael Coco Senior International Counsel Office of International Corporate Finance United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-3628
Re:	The Republic of Argentina Registration Statement under Schedule B and Form 18-K for Fiscal Year Ended December 31, 2008, as amended Filed January 28, 2010

Dear Mr. Coco:

On behalf of the Republic of Argentina (the “Republic”), set forth below are the Republic’s responses to all of the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in its letter dated February 24, 2010, with respect to the Republic’s registration statement under Schedule B (the “Registration Statement”) and Form 18-K for the Fiscal Year Ended December 31, 2008 (the “18-K”), each as amended on January 28, 2010.

For your convenience, the text of the Staff’s comments is set forth in italics followed in each case by the Republic’s response.  With this letter, the Republic is filing Amendment No. 2 to the Registration Statement (“R/A Amendment No. 2”) and Amendment No.3 to the Republic’s 18-K (“18-K Amendment No. 3”).  We are providing supplementally to the Staff ten copies of R/A Amendment No. 2 and 18-K/A Amendment No. 3, which have been marked to show all changes since the filing, on January 28, 2010, of the amended versions of the Registration Statement and the 18-K, including changes being made in response to the Staff’s comments.  We make page references in the responses set forth below as indicated to, either, the pages of the prospectus (the “Prospectus”) that forms part of R/A Amendment No. 2 or to the pages in the 18-K Amendment No. 3, in each case as filed electronically via EDGAR on the date hereof.

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Michael Coco	Page 2	March 18, 2010

I.	Registration Statement under Schedule B and Form 18-K/A

A.	General

1.
Revise the disclosure relating to Argentina’s inflation rate to indicate that private analysts and non-governmental sources have published inflation data estimates and other statistical data that differs significantly from that published by INDEC.  Also, if inflation continues to present a challenge to the Argentine economy, please so state.  In both cases, we note prior disclosure in filed documents.

Response:  We have revised the Prospectus on page 9 and the 18-K Amendment No. 3 on pages 7 and 87 in response to the Staff’s comment.

2.
Where disclosure is made relating to litigation against Argentina, please discuss, if material, whether creditors have sought to enforce U.S. or other foreign judgments in Argentine courts and whether there is any legal limitation on their ability to do so.

Response:  We have revised the 18-K Amendment No. 3 on page 178 in response to the Staff’s comment.

3.
In the registration statement on Schedule B, please relocate the disclosure in the last two paragraphs under “Jurisdiction, Consent to Service, Enforceability and Immunities from Attachment” to a more prominent location, for example under related discussion in the risk factor section.

Response:  We have revised the Prospectus on pages 11, 12, 13 and 31 in response to the Staff’s comment.

4.	Please revise the documents to describe the concerns and actions of creditors using more objective and balanced language.

Response:  We have revised the Prospectus on pages 3, 4 and 12 and the 18-K Amendment No. 3 on pages 143 and 144 in response to the Staff’s comment.

5.
We note the presentation of untendered debt in the debt tables.  See, for example, page 10 of the Form 18-K/A.  Please provide disclosure (for example, under the definition of Untendered Debt) that addresses this presentation.

Response:  We have revised the 18-K Amendment No. 3 on page 2 in response to the Staff’s comment.

6.	Revise to disclose the risks associated with the creation of the Bicentennial Fund, e.g. litigation, and update disclosure of recent events related to that fund.

Response:  We have revised the 18-K Amendment No. 3 on pages 80, 135, 174 and 178 in response to the Staff’s comment.

Michael Coco	Page 3	March 18, 2010

7.
Please revise the disclosure of Argentina’s debt record to clearly describe and quantify any defaults on principle or interest of any external debt that Argentina incurred with a period of twenty years prior to the filing of the registration statement.  You may consider the use of a table to present this information.

Response:  We have revised the 18-K Amendment No. 3 on page 136 in response to the Staff’s comment.

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In addition to the changes noted above, a number of additional changes have been made to the Registration Statement and the 18-K originally reviewed by the Staff.  These changes consist of updates to the information to reflect statistical data that has become available since our previous filing as well as other additions, deletions and corrections, some of them substantive and some stylistic or typographical in nature.

On behalf of the Republic, we acknowledge that, should the Commission or the Staff, acting pursuant to delegated authority, declare this filing effective, (i) such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Republic from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Republic may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your inquiries.  Please direct any further questions or comments to the attention of the undersigned and to Carmen Corrales at 1 212 225 2982 (fax: 1 212 225 3999).

Very truly yours,

/s/ Hernán Lorenzino
Hernán Lorenzino
Financial Representative of The Republic of Argentina
in the United States of America

cc:	Paul M. Dudek Office of International Corporate Finance

Carmen A. Corrales, Wanda J. Olson, Emilio Minvielle.
Cleary Gottlieb Steen & Hamilton LLP